Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

ROB MCEWEN INVITES INVESTORS TO MINERA ANDES’
ANNUAL MEETING IN TORONTO ON JULY 11, 2011

1 KING WEST HOTEL, CHAIRMAN’S BOARDROOM AT 4:00 PM EASTERN

TORONTO, ONTARIO – July 8, 2011 - Rob McEwen, Chairman and CEO of Minera Andes Inc. (the "Company" or "Minera Andes") (TSX: MAI and US OTC: MNEAF), invites you to attend the Company’s 2011 Annual Meeting. Rob and senior members of management will be providing shareholders and interested individuals an update on Minera Andes’ activities in Argentina. In addition, Rob, as the Company’s largest shareholder, will be providing an update on his proposed merger between Minera Andes and US Gold Corp. and his outlook for gold and silver.

The meeting will be held in the Chairman’s Boardroom at 1 King West Hotel in downtown Toronto, Ontario, Canada. Doors will open at 3:30 PM Eastern. Directions can be found by clicking on the following: http://www.minandes.com/news/pdf/minandes_agm_invite_20011.pdf

A live webcast of the meeting can be viewed by clicking on: http://www.meetview.com/minera20110711/

About Minera Andes (www.minandes.com)

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp’s Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of 0.73% Cu copper and an indicated resource of 2.2 billion pounds of 0.52% Cu copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The Company had $22 million USD in cash and short-term investments as at June 14, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.

For further information contact:

Minera Andes Inc.
Jenya Meshcheryakova
Investor Relations

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
Email: info@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information

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express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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